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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

AMX CORPORATION

(Name of Subject Company)

AMX CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

00180C10 5
(CUSIP Number of Class of Securities)

C. Chris Apple
AMX Corporation
3000 Research Drive
Richardson, Texas 75082
Telephone: 469-624-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPIES TO:

Michael A. Saslaw, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Ste. 300
Dallas, Texas 75201
Telephone: (214) 746-7700

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 2 amends the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on February 24, 2005 (as amended by that certain Amendment No. 1 to Schedule 14D-9 filed with the Commission on March 9, 2005, the "Schedule 14D-9"), by AMX Corporation, a Texas corporation ("AMX" or the "Company"). The Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated February 24, 2005 (the "Schedule TO"), filed with the Commission by Amherst Acquisition Co., a Texas corporation ("Purchaser") and a wholly-owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation ("Parent"), which is an affiliate of Duchossois Industries, Inc., an Illinois corporation ("Duchossois" or "DII"), to acquire all of the issued and outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $22.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2005, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").

        The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

        Subsection (b)(i) of Item 4 entitled "Background of the Offer; Contacts with Purchaser" is hereby amended and supplemented by inserting the following after the first sentence of the fifth full paragraph on page 4:

  The 23 third parties identified by AMX and Seven Hills were technology, automation and control, digital media and industrial companies.

        Subsection (b)(i) of Item 4 entitled "Background of the Offer; Contacts with Purchaser" is hereby amended and supplemented by inserting the following after the first sentence of the fifth full paragraph on page 6:

  Mr. Carroll noted that AMX had not received a proposal from Company A. Rather, representatives of Company A and AMX had discussed a possible combination of AMX and Company A in which Company A stock could be a significant part of the consideration to be received by AMX shareholders, but no exchange rate or other measure of the value to be received by AMX shareholders had been discussed. Mr. Carroll also noted that Company A's stock was even more thinly traded than AMX's.

        Subsection (b)(i) of Item 4 entitled "Background of the Offer; Contacts with Purchaser" is hereby amended and supplemented by substituting the following in lieu of the third sentence of the fifth paragraph on page 6:

  Mr. Carroll and a representative of Seven Hills described the terms of the Company B and DII bids to the board of directors, including the fact that DII's bid was for a higher price per share and did not contain a financing contingency.

        Subsection (b)(i) of Item 4 entitled "Background of the Offer; Contacts with Purchaser" is hereby amended and supplemented by inserting the following at the end of the third sentence of the second full paragraph on page 7:

  AMX's agreement to enter into such exclusive negotiations with DII was subject to the right to consider any superior offer from another party. AMX agreed to such exclusivity only after DII had produced a more attractive bid than Company B and Company B had refused to increase its original proposal.

        Subsection (b)(i) of Item 4 entitled "Background of the Offer; Contacts with Purchaser" is hereby amended and supplemented by inserting the following after the second sentence of the fifth full paragraph on page 8:

  The board discussed at length whether to enter into a transaction with DII or to continue further discussions with Company B. The board noted that (i) Company B had submitted two bids, both of which were less than the amount currently being offered by DII, (ii) Company B's offer remained subject to due diligence, which the board believed could result in a decrease in the price offered or withdrawal of the offer by Company B following completion by Company B of its due diligence, (iii) providing access to further due diligence materials could adversely affect AMX if Company B, which was a potential strategic buyer, later entered AMX's business, and (iv) most importantly, the board felt that protracted due diligence by and negotiations with Company B could result in the withdrawal of DII's current proposal.

        Subsection (b)(ii) of Item 4 entitled "Reasons for the Recommendation of AMX's Board of Directors" is hereby amended and supplemented by substituing the following in lieu of the first sentence of that subsection on page 8:

  In making the determinations and recommendations set forth in subsection (a) above, AMX's board of directors considered a number of factors, including, without limitation, the following factors, each of which lead to the favorable determination of the board to make such recommendations:

        Subsection (b)(ii) of Item 4 entitled "Reasons for the Recommendation of AMX's Board of Directors" is hereby amended and supplemented by inserting the following after the second bullet point on page 9:

  •
  the fact that, while the current management had turned around and stabilized AMX's business, the growth of the past few years might not be sustainable, given the fact that the Company's favorable rate of growth was in part due to comparisons to a difficult financial and operational period for the Company;

  •
  the fact that the Company also had introduced a number of new products in recent years and growth in the future would likely need to come through acquisitions, as compared to organic growth;

  •
  the fact that the Company's acquisition strategy involved a higher degree of risk and would need to be funded through debt incurrence (with a corresponding leverage risk) and/or equity issuances (that could have a dilutive impact on AMX's current shareholders);

  •
  the fact that, because the Company's stock was thinly traded, the market capitalization of the Company was subject to volatile changes;

  •
  the probability that there are other companies with substantial financial, technical, manufacturing, and marketing resources currently engaged in the development and marketing of products similar to those produced by the Company and that such companies may enter one or more of the Company's markets at any time.

        Subsection (b)(iii) of Item 4 entitled "Opinion of AMX's Financial Advisor" is hereby amended and supplemented by inserting the following at the end of the third full paragraph on page 11:

  When employed, consensus ranges reflect, among other things, the average and median of each of the respective analyses and, if applicable and consistent with the underlying analysis, review and comparison of individual companies or transaction statistics.

        Subsection (b)(iii) of Item 4 entitled "Opinion of AMX's Financial Advisor" is hereby amended and supplemented by inserting the following after the first sentence of the first full paragraph on page 13:

  Due to a limited universe of comparable control and automation companies, digital media companies were utilized as the basis of the comparable public company analysis.

        Subsection (b)(iii) of Item 4 entitled "Opinion of AMX's Financial Advisor" is hereby amended and supplemented by inserting the following after the first sentence of the first full paragraph on page 14:

  Due to a limited universe of comparable digital media transactions and available information regarding available digital media transactions, control and automation companies were utilized as the basis of the precedent transaction analysis.

        Subsection (b)(iii) of Item 4 entitled "Opinion of AMX's Financial Advisor" is hereby amended and supplemented by substituting the following in lieu of the first sentence of the second full paragraph on page 17:

  AMX paid Seven Hills a retainer of $100,000 upon its initial engagement and a fee of $250,000 upon delivery of its opinion. Seven Hills will also receive a separate fee of approximately $3.15 million, less the $100,000 retainer and $250,000 opinion fee, to be paid at the Appointment Time.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Item 5 is hereby amended and supplemented by substituting the following in lieu of the second sentence of the second full paragraph of Item 5 on page 17:

  AMX paid Seven Hills a retainer of $100,000 upon its initial engagement and a fee of $250,000 upon delivery of its opinion. Seven Hills will also receive a separate fee of approximately $3.15 million, less the $100,000 retainer and $250,000 opinion fee, to be paid at the Appointment Time.

ITEM 8.    ADDITIONAL INFORMATION.

        Item 8 is hereby amended and supplemented by inserting the following at the end of such item on page 18:

  Interests of AMX Directors and Executive Officers in the Merger.

        In considering the recommendation of the AMX board of directors with respect to the Merger, AMX shareholders should be aware that certain executive officers and directors of AMX have certain interests in the Merger that may be different from, or in addition to, the interests of AMX shareholders generally. The AMX board of directors was aware of the interests described below and considered them, among other factors, when adopting the Merger Agreement and recommending that AMX shareholders accept the Offer and tender their Shares under the Offer. These interests are summarized below.

        Stock Options and Restricted Share Grants.    Directors and executive officers of AMX may tender any of their Shares (including unvested restricted share grants) or receive Merger Consideration with respect to any of such Shares not tendered in the same manner as other AMX shareholders. All outstanding Options, whether vested or unvested, and whether or not held by directors and executive officers, will be converted into the right to receive the Option Consideration.

        Unvested Restricted Shares and Unvested Options.    The following table sets forth the number of shares subject to unvested Options, if any, held by AMX's named executive officers, the number of unvested restricted share grants, if any, held by AMX's named executive officers and the amounts to be received in respect of such Options and restricted share grants upon their tender in the Offer and exchange in the Merger, as applicable. The directors, other than Mr. Carroll, hold no unvested Options or unvested restricted share grants.

Name	Unvested Restricted Shares	Total $ To Be Received for Unvested Restricted Shares	Unvested Options	Net $ To Be Received for Unvested Options	Total $ To Be Received for Unvested Restricted Shares and Options
C. Chris Apple Executive	25,000	$562,500.00	13,333	$274,259.81	$836,759.81
Robert J. Carroll Executive/Director	113,750	2,559,375.00	120,000	649,200.00	3,208,575.00
Carl D. Evans Executive	22,750	511,875.00	16,666	342,819.62	854,694.62
Peter C. Nohren Executive	20,250	455,625.00	10,000	205,700.00	661,325.00
Scott D. Norder Executive	30,000	675,000.00	20,000	407,400.00	1,082,400.00
Rashid M. Skaf Executive	30,000	675,000.00	13,333	274,259.81	949,259.81

        Shares and Vested Options.    The following table sets forth the number of Shares owned by AMX's directors and named executive officers, the number of vested Options, if any, held by AMX's directors and named executive officers, and the amounts to be received in respect of such Shares and Options.

Name	Shares Owned*	Total $ To Be Received for Shares Owned	Vested Options	Net $ To Be Received for Vested Options	Total $ To Be Received for Shares and Options
Lawrence N. Goldstein Director	7,500	$168,750.00	57,340	$960,725.14	$1,129,475.14
Thomas L. Harrison Director	—	—	60,540	1,015,741.06	1,015,741.06
David R. Richard Director	2,500	56,250.00	41,340	642,325.14	698,575.14
Richard L. Smith Director	—	—	88,565	1,569,133.29	1,569,133.29
John E. Wilson Director	2,800	63,000.00	57,340	961,845.14	1,024,845.14
C. Chris Apple Executive	47,926	1,078,335.00	66,667	1,334,140.19	2,412,475.19
Robert J. Carroll Executive/Director	18,992	427,320.00	315,000	6,280,385.00	6,707,705.00
Carl D. Evans Executive	26,102	587,295.00	58,334	1,112,430.38	1,699,725.38
Peter C. Nohren Executive	14,520	326,700.00	55,000	1,111,350.00	1,438,050.00
Scott D. Norder Executive	2,100	47,250.00	50,000	1,016,600.00	1,063,850.00
Rashid M. Skaf Executive	24,600	553,500.00	66,667	1,334,140.19	1,887,640.19

*
Includes vested restricted share grants.

        Under the Support Agreements, the executive officers of the Company have agreed, subject to certain conditions, to tender all of their Shares to Purchaser in the Offer, except that Mr. Carroll will not tender the 60,000 restricted share grants he received in December 2004, in order to avail himself of an exemption under the federal securities laws for "short-swing" sales, which avoids the forfeiture of any value he will receive. These 60,000 restricted share grants will be exchanged in the Merger for $22.50 per Share in cash, without interest.

        Indemnification and Insurance.    The Merger Agreement provides that all rights to indemnification from liabilities for acts or omissions occurring prior to the Effective Time existing in favor of current or former officers or directors of AMX under AMX's Articles of Incorporation will be assumed by the Surviving Corporation and will continue in full force and effect following completion of the Merger.

        The Merger Agreement also provides that for six years after the Effective Time, Parent will maintain policies of directors' and officers' liability insurance covering each person who was covered under the policies of directors' and officers' liability insurance maintained by AMX as of February 15, 2005 with substantially the same coverage and containing substantially similar terms and conditions as such existing policies.

        Employment Agreements and Other Arrangements.    The executive officers of AMX have not entered into any employment arrangements with DII, Thrall Omni or any of their respective affiliates. The only arrangements that the AMX executive officers expect to have in place at the Effective Time are the existing employment agreements between AMX and certain executive officers as more fully described under the heading "Employment Agreements" on page A-17 of the Information Statement attached as Annex A to the Schedule 14D-9.

        AMX amended and restated its employment agreement with Mr. Carroll on January 5, 2005, to be effective as of December 10, 2004. Mr. Carroll's previous agreement (the "Old Carroll Agreement") had been scheduled to expire on March 31, 2005 and the Compensation Committee commenced negotiation of the amended and restated agreement (the "New Carroll Agreement") with Mr. Carroll in mid-2004. The New Carroll Agreement provides for an increase in Mr. Carroll's base salary from $375,000 to $410,000. Furthermore, under the Old Carroll Agreement, if Mr. Carroll was terminated without cause, AMX was required to pay, among other things, severance payments in an amount equal to the base salary that would have been payable to him over the longer of (i) the period commencing on the date of termination and ending at the expiration of 12 months following the date of termination and (ii) the remaining term of the agreement. AMX was not required to pay any prorated bonus payments. Under the New Carroll Agreement, if Mr. Carroll is terminated without cause, AMX is required to pay, among other things, severance pay in an amount equal to the base salary that would be payable to him over the period commencing on the date of termination and ending at the expiration of 24 months following the date of termination, and AMX is required to pay a prorated bonus payment, if applicable in accordance with the New Carroll Agreement, with respect to the fiscal year in which the termination occurs. Depending on the timing of a termination of employment and the financial performance of the Company at the time of such termination, Mr. Carroll's severance pay under the New Carroll Agreement may be more or less than it would have been under the Old Carroll Agreement. In addition, if Mr. Carroll's employment is terminated by AMX without cause or by Mr. Carroll for good reason due to any purported reduction in the base salary payable to him under the New Carroll Agreement at any time following a change in control, or is otherwise terminated by Mr. Carroll following the six month anniversary of a change of control, AMX will pay to Mr. Carroll, in addition to any amounts otherwise payable under the New Carroll Agreement, a lump sum stay bonus equal to six months of Mr. Carroll's then current base salary. This provision was added by the Compensation Committee in order to induce Mr. Carroll to provide transition services in the event that the Company was sold. On the effective date of the New Carroll Agreement, Mr. Carroll also was granted 120,000 stock options and 60,000 restricted share grants.

        AMX entered into an employment agreement with Mr. Apple on January 25, 2005, to be effective as of December 3, 2004 (the "New Apple Agreement") in order to replace Mr. Apple's previous agreement (the "Old Apple Agreement"), which expired on December 3, 2004. The New Apple Agreement reflected a prior increase in Mr. Apple's base salary from $175,000 to $195,000. Furthermore, under the Old Apple Agreement, if Mr. Apple was terminated without cause, Mr. Apple was entitled to a severance payment in an amount equal to six months base salary paid in equal installments over six months and was eligible for consideration for a pro-rated discretionary bonus on the same basis as if he had remained employed for such six-month period. Under the New Apple Agreement, Mr. Apple is entitled to a severance payment in an amount equal to twelve months base salary paid in equal installments over 12 months (the "Severance Period") and is eligible for consideration for a pro-rated discretionary bonus on the same basis as if he had remained employed during the Severance Period. In addition, if Mr. Apple is terminated without cause, AMX shall pay his COBRA premiums during the Severance Period, any of his stock option rights that would have vested during the Severance Period had he remained employed during the Severance Period shall accelerate and vest immediately on the date he is terminated without cause, and AMX shall pay up to $15,000 for outplacement services for Mr. Apple during the Severance Period.

        Other named executive officers who may be entitled to severance payments are Messrs. Evans, Nohren and Norder. The severance payments due to each of these executive officers upon termination without cause are more fully explained under the heading "Employment Agreements" on page A-17 of the Information Statement attached as Annex A to the Schedule 14D-9.

        The Company is not aware that there is any executive officer who will not be continuing his employment with the Company following the Effective Date.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMX CORPORATION
By:	/s/ Robert J. Carroll
Name:	Robert J. Carroll
Title:	President and Chief Executive Officer
Date:	March 16, 2005

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